Exhibit 99.1

Outlook and Ambition Fast Cloud, Strong Topline, Higher Profitability Cloud Subscription Revenue €4.95 – 5.15bn, up 31% to 36.5% Cloud and Software Revenue €20.85 – 21.25bn, up 6.5% to 8.5% Total Revenue €24.8 – 25.3bn, up 5.5% to 7.5% Operating Profit €7.35 – 7.5bn, up 8.5% to 11% Cloud Subscription Revenue €8.0 – 8.5bn Total Revenue €28.0 – 29.0bn Operating Profit €8.5 – 9.0bn Share of more predictable revenue 70% to 75% Cloud Subscription Revenue €3.77bn Cloud and Software Revenue €19.55bn Total Revenue €23.46bn Operating Profit €6.77bn All numbers based on Non-IFRS. 2018 outlook is at constant currencies. 2020 ambition does not include any contribution from the Callidus acquisition. 2017 2018 outlook 2020 ambition Beyond 2020 Fast growing cloud business increasingly dominates business mix Cloud scale, ever higher recurring base lead to consistent expansion of operating margin Expected currency impact for 2018 based on end of May exchange rates in percentage points Q2 FY Cloud subscriptions and support -7 to -9 -5 to -7 Cloud and software -4 to -6 -3 to -5 Operating profit -4 to -6 -2 to -4